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                             December 7, 2023

       Shoshana Shendelman
       President and Chief Executive Officer
       Applied Therapeutics Inc.
       545 Fifth Avenue, Suite 1400
       New York, NY 10017

                                                        Re: Applied
Therapeutics Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 23,
2023
                                                            Form 10-Q for the
Nine Months Ended September 30, 2023
                                                            Filed November 9,
2023
                                                            File number
001-38898

       Dear Shoshana Shendelman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Nine Months Ended September 30, 2023

       Notes to the Financial Statements
       15. Revenue
       License Agreement with Advanz Pharma, page 30

   1.                                                   You disclose on page
F-32 of the 10-K that under the agreement with
                                                        ADVANZ PHARMA you
remain responsible for development of the Licensed Product,
                                                        and must conduct such
development in the Territory. You state that you retain sole responsibility for the
conduct of all clinical trials (subject to cost sharing with ADVANZ
                                                        PHARMA), unless the
company provides ADVANZ PHARMA prior consent to conduct
                                                        certain studies
following marketing authorization, or ADVANZ PHARMA exercises certain step-in rights.
The company is also responsible for the manufacture and supply of the Licensed Product to
ADVANZ PHARMA. You state on page 31 of the 10-Q that you
                                                        identified two
performance obligations, the exclusive license to commercialize the
 Shoshana Shendelman
Applied Therapeutics Inc.
December 7, 2023
Page 2
         Licensed Product, that was satisfied on the date of the execution of the
         ADVANZ Agreement when control of the license was transferred, and the obligation to manufacture and supply ADVANZ with the Product. Please address the following:
             Tell us why you have not identified the development of the Licensed Product and performance of the clinical trials as a performance obligation. Clarify to us if you believe the license is distinct from the other performance
             obligations and provide your accounting basis for your conclusion. Tell us why you have not allocated some of the upfront payment to the manufacture
             and supply of the License Product as well as the obligation to develop the Licensed
             Product and perform the clinical trials.
             Clarify to us, and in future filings, how you account for the cost-sharing with
             ADVANZ PHARMA and tell us the basis for your accounting treatment.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 with any questions.



FirstName LastNameShoshana Shendelman                        Sincerely,
Comapany NameApplied Therapeutics Inc.
                                                             Division of
Corporation Finance
December 7, 2023 Page 2                                      Office of Life
Sciences
FirstName LastName